FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 21 June 2003 – 26 June 2003

TELECOM CORPORATION OF

NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom @ Jervois Quay, North Tower, 68-86 Jervois Quay, Wellington, New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No. 1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Releases

1.1	Telecom’s 027 Network Management Goes To Lucent Technologies In NZ $200 Million Deal – 19 June 2003

1.2	Telecom customers to receive cutting-edge services through new network management deal with Alcatel – 20 June 2003

1.3	AAPT customers to receive cutting-edge services by new trans-Tasman network management deal with Alcatel – 25 June 2003

19 June 2003

Media Release

TELECOM’S 027 NETWORK MANAGEMENT GOES TO

LUCENT TECHNOLOGIES IN NZ $200 MILLION DEAL

Telecom New Zealand has today signed a NZ $200 million agreement with Lucent Technologies for the global network provider to supply and manage its 027 mobile network.

The agreement with Lucent is for five years and is one of the most extensive managed service agreements in the world among mobile network operators.

Lucent, through its Worldwide Services division (LWS), is responsible for the network planning, design, deployment, support, and overall management of Telecom’s 027 CDMA network in addition to supplying the equipment to expand the network. Lucent was responsible for building and deploying the 027 network for Telecom 18 months ago. The network provides customers with high data speeds as well as enabling services such as Xtra on mobile phones.

Telecom General Manager Network Investment, Stephen Crombie, said Lucent will focus on making sure 027 customers will benefit from new world class developments and services much more quickly.

“This is one of the major advantages of having a global leader like Lucent managing our 027 network. They’re at the cutting edge of the technology and that means our customers can be certain they’ll get the latest, high quality services,” Mr Crombie said.

About 50 Telecom staff will transfer to Lucent on 1 July 2003.

Lucent New Zealand General Manager Ian Gardner said there are significant opportunities for transferring staff given the global operation of the company.

“We deliver networks for some of the world’s largest communications and service providers including 30 customer networks globally. Our agreement with Telecom means lower costs for the company so Telecom can further focus on its core business while ensuring top quality service for its 027 network customers,” Mr Gardner said.

For more information on Lucent Technologies: http:/www.lucent.com/

Allanah James

Telecom Media Relations

027 278 4138

Donough Foley

Lucent Technologies

027 240 2899

20 June 2003

MEDIA RELEASE

Telecom customers to receive cutting-edge services through

new network management deal with Alcatel

Telecom and Alcatel today signed a five year agreement, with an estimated value of NZ$120m, which sees Alcatel taking increased responsibility for the management of Telecom’s network planning, development and operations services in New Zealand.

Telecom and Alcatel have a strategic partnering relationship to jointly manage the development and integration of Telecom’s trans-Tasman Next Generation Network (NGN).

Today’s agreement covers Telecom’s network in New Zealand.

Telecom’s New Zealand General Manager Network Delivery, Steve Fuller, said that the deal follows many months of discussion. “The Next Generation Network and the new services it will enable, are a huge deal for our customers and having on board a global leader in NGN technologies, Alcatel will help ensure customer expectations are met,” Mr. Fuller said.

Telecom is working closely with Alcatel, a worldwide leader in outsourcing for telecommunications, to deliver cutting-edge customer services for the future.

“The NGN will mean faster and easier customer access to many more cutting edge products and services. On the new Internet Protocol (IP) network, we’ll be able to combine voice and data on the same line, deliver multiple services easily and provide new services faster and more cost-effectively. Today’s agreement will help ensure all these customer benefits for the future,” said Mr. Fuller.

The agreement involves the transfer of almost 200 Telecom New Zealand staff to Alcatel New Zealand from 1 July 2003.

“This new working model means excellent opportunities for Telecom’s network planning, development and operations teams who are now transferring to Alcatel,” Mr. Fuller said. “The new structure will give them exposure to Alcatel’s technologies, global training opportunities and increased possibilities for career development.”

Alcatel New Zealand Managing Director Mark Giles said, “This deal and its scale is unique in Australasia. The new team, with the benefit of Alcatel’s global business resources, will be involved in designing, operating and supporting Telecom’s current and new network. This is a significant milestone in the telecommunications world.”

-Ends-

More information

Alcatel on the Internet: http://www.alcatel.com

For more information:

Allanah James

Telecom Media Relations

+64 (0)4 498 9481

+64 (0)027 278 4138

Robyn Bern

Marketing & Communications Manager

Alcatel New Zealand

+64 (0)9 306 0186

+64 (0)274 673460

25 June 2003

MEDIA RELEASE

AAPT customers to receive cutting-edge services by new

trans-Tasman network management deal with Alcatel

AAPT and Alcatel have signed a five year outsourcing agreement, with an estimated value of $A53 million, which sees Alcatel, a world leader in outsourcing for telecommunications, taking increased responsibility for AAPT’s network design and operations services.

The agreement, which is part of a wider deal signed earlier by Telecom New Zealand and Alcatel, will help ensure the delivery of cutting-edge customer services across both AAPT’s network in Australia and that of Telecom’s in New Zealand. The combined value of the trans-Tamsan agreement is estimated at $A157 million.

“This is an exciting step forward for AAPT in future-proofing the development and operation of our national voice and data network,” said Rhoda Holmes, AAPT General Manager, Customer and Network Services.

“Under the agreement, we will be adopting a unique operating model that will enable AAPT to leverage the expertise, technology and operational scale of a global player. This in turn means our customers will benefit from faster, easier access to many more cutting-edge products and services.”

The agreement involves the transfer of approximately 100 staff from AAPT to Alcatel Australia and 200 Telecom New Zealand staff to Alcatel New Zealand from 1 July 2003.

Alcatel Australia Chief Executive Officer Ross Fowler said, “The scope and scale of this deal is one of the first in the world. This new team, with the benefit of Alcatel global business resources, will extend the current skill base of Alcatel’s growing Services business to design, operate and support AAPT’s current and new network.

“Today’s announcement is a significant milestone for Alcatel, the Telecom Group and the wider telecommunications industry.”

The agreement builds on the strategic partnering relationship formed in June last year by the Telecom Group and Alcatel to jointly manage the development and integration of Telecom’s trans-Tasman Next Generation Network. Since then, 20 AAPT employees have join Alcatel’s local organisation.

“Our existing relationship with Alcatel is less than a year old and already we’ve been able to streamline parts of our operations and reduce costs, while staff have gained access to training by some of the world’s best,” said Mrs Holmes.

“Working closely with Alcatel we will build on this, leveraging AAPT’s market knowledge and Alcatel’s network and services excellence to deliver in an exciting new way for our customers.”

-Ends-

About AAPT

AAPT provides a range of voice, mobile, data and Internet services to business, government, wholesale and residential customers throughout Australia, supported by an extensive national voice and data network. Formed in 1991 as Telstra’s first competitor in long distance voice and data services, AAPT’s mission is to offer customers a true alternative telecommunications service. AAPT is part of the Telecom Group. www.aapt.com.au

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver content to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimising their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

For more information:

Deborah Prior	Liza Noonan
AAPT	Alcatel
Phone: +61 2 9377 7478	Phone: +61 2 8306 5155
Mobile: 0412 129 855	Mobile : 0408 214 882
Email: dprior@aapt.com.au	Email : liza.noonan@alcatel.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/S/ LINDA COX
Linda Marie Cox Company Secretary

Dated:	26 June 2003